AMENDMENT No. 1

to the

SECOND AMENDED AND RESTATED BY-LAWS

of

PAREXEL INTERNATIONAL CORPORATION

March 27, 2003

The Board of Directors of PAREXEL International Corporation (the "Corporation") on March 27, 2003, approved an amendment to the Second Amended and Restated By-laws of the Corporation, as follows:

That Section 2 of Article I of the Second Amended and Restated Bylaws of the Corporation be and hereby is deleted in its entirety and the following Section 2 is inserted in lieu thereof:

"2. Special Meetings. Special meetings of stockholders may be called by the Chief Executive Officer or by the Board of Directors. In addition, upon written application of one or more stockholders who are entitled to vote and who hold at least the Required Percentage (as defined below) of the capital stock entitled to vote at the meeting, special meetings shall be called by the Clerk, or in case of the death, absence, incapacity or refusal of the Clerk, by any other officer.

For purposes of this Section 2, the "Required Percentage" shall be (i) 10% at any time at which the corporation shall not have a class of voting stock registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) 80% or such lesser percentage as shall constitute the maximum percentage permitted by law for this purpose at any time at which the corporation shall have a class of voting stock registered under the Exchange Act."